25 November 2014

National Grid plc
Share Buyback Programme

National Grid plc (the “Company”) announces that it has entered into new arrangements to purchase ordinary shares in the capital of the Company (the “Programme”). This follows the expiry of arrangements previously announced on 5 August 2014. The Programme forms part of the Company’s continuing management of the dilution resulting from the take-up of its scrip dividend.

Any purchases will be effected within agreed parameters and in accordance with Chapter 12 of the UKLA Listing Rules. The purchases will be effected under the Company’s general authority to repurchase shares granted by its shareholders at the Company’s 2014 Annual General Meeting and during the period commencing on 25 November 2014 and ending on the earlier of the date of the Company’s Annual General Meeting in 2015 or 28 October 2015.

The purpose of the share repurchases is to reduce the Company’s issued share capital. The purchased shares will be held as treasury shares.

Details of the authorities granted at the Company’s 2014 Annual General Meeting can be found at http://investors.nationalgrid.com/shareholder-services/agm-information/2014.aspx

CONTACTS

Investors and Analysts

John Dawson	+44 20 7004 3170	+44 7810 831944 (m)
Andy Mead	+44 20 7004 3166	+44 7752 890787 (m)

Media

National Grid
Clive Hawkins	+44 (0)20 7004 3147	+44 (0)7836 357173 (m)

Brunswick
Mike Smith or Emma Walsh	+44 (0)20 7404 5959

CAUTIONARY STATEMENT

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘aims’, ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as changes in laws or regulations, announcements from and decisions by governmental bodies or regulators (including the timeliness of consents for construction projects); the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non network operations and damage to infrastructure, due to adverse seasonal and weather conditions including the impact of major storms as well as the results of climate change or due to unauthorised access to or deliberate breaches of National Grid’s IT systems and supporting technology; changes in public safety concerns, including due to network failure or interruption involving National Grid or other utility providers, and related increases in repair and emergency response activities; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, including those related to investment programmes and internal transformation projects; and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid’s borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries’ transactions such as paying dividends, lending or levying charges; inflation; the delayed timing of recoveries and payments in National Grid’s regulated businesses and whether aspects of its activities are contestable; the funding requirements and performance of National Grid’s pension schemes and other post-retirement benefit schemes; the failure to attract, train or retain employees with the necessary competencies, including leadership skills, and any significant disputes arising with National Grid’s employees or the breach of laws or regulations by its employees; and the failure to respond to market developments and grow the Company’s business to deliver its strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity, including assumptions in connection with joint ventures. For further details regarding these and other assumptions, risks and uncertainties that may impact National Grid, please read the Strategic Report section and the ‘Risk factors’ on pages 167 to 169 of National Grid’s most recent Annual Report and Accounts. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement.